Mail Stop 3561
      November 1, 2005

Via U.S. Mail and Facsimile

Albert E. Whitehead
Chief Executive Officer
Empire Petroleum Corporation
8801 S. Yale, Suite 120
Tulsa, OK 74137

RE:	Empire Petroleum Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Quarter Ended June 30, 2005
File No. 001-16653

Dear Mr. Whitehead:

      We have reviewed your response letter dated October 14, 2005, and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

      Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3)
of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.




Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis, page 9
Results of Operations, page 15

1. We note your response to prior comment number one citing the reason for accruing 18 months of lease payments for your Canadian office during the third quarter of fiscal 2003. However, it is unclear, based on your response, how your accounting for the liability relating to your remaining lease payments for your Canadian office complies with the guidance outlined in paragraph 16 of SFAS No. 146. Specifically, paragraph 16 of SFAS. No 146 states, "a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract," (e.g. the right to use a lease property) or its "cease use" date. In this regard, please explain to us in detail why you believe the recognition of 18 months of lease expense and related liability in the third quarter of fiscal 2003 was appropriate rather than when you shut down your Canadian office in the first quarter of fiscal 2002.

2. Notwithstanding the above, please explain in clear and concise detail how you were able to conclude that although your accrual for the lease payments should have been limited to the first nine months of fiscal 2003; your recognition of 18 months did not require you to account for the difference as a correction of an error, but rather a change in accounting estimate, in light of the fact that you were aware the third party had already decided not to continue the sublease arrangement for the office space in December 2002. Note that changes in accounting estimates result from new information or subsequent developments whereas an error in financial statements results from the misuse of facts that existed at the time the financial statements are prepared. We may have further comment upon receipt of your response.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

3. We note your response to prior comment number two. Please tell us and disclose in future filings the specific reasons that, although the Gabs Valley has not been evaluated since it was acquired in May
2003, management does not believe that impairment of Gabs Valley Prospect in Nevada is necessary as of December 31, 2004 and in any subsequent period in light of your history of operating and cash flow losses and declining revenues during the past two years.

4. We note your response to prior comment number three in which you indicate that you were no longer liable for the lease payments associated with the Canadian office as a result of the expiration of the statute of limitations under Canadian Law such that the lessor could seek Empire Petroleum Corporation for damages with respect to your obligations under the lease. In this regard, please explain why the reversal of the lease payments was not recognized during the quarter ended March 31, 2005 when it appeared that the 2 year period had expired in January 2005. We may have further comment upon receipt of your response.

Other

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel,
Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



								Linda Cvrkel
								Branch Chief
Albert E. Whitehead
Empire Petroleum Corporation
November 1, 2005
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